KH 3/18

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 16 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 40644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEB Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 33rd Floor
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Long (212) 907 - 4622
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas	New York	New York	10036-1600
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KW 3/17

OATH OR AFFIRMATION

I, Steven C. Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEB Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP FINANCE

Title

Notary Public

EVELYN MARTINEZ
Notary Public, State of New York
No. 01MA6267792
Qualified in Richmond County
Commission Expires August 20, 2016

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

CONTENTS

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
SEB Securities, Inc.

We have audited the accompanying statement of financial condition of SEB Securities, Inc. (a wholly-owned subsidiary of SEB AB) ("the Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. SEB Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of SEB Securities, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
March 13, 2015

SEB SECURITIES, INC.
(A Wholly Owned Subsidiary of SEB AB)

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash	$	12,505,858
Receivable from broker-dealers and clearing broker, including clearing deposit of $100,000		692,188
Receivable from customers		1,525,043
Taxes receivable		673,817
Due from Parent		1,902,821
Due from affiliates		209,796
Collateral on stock borrowed		27,308,170
Other assets		145,026
Total assets	$	44,962,719
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued compensation	$	322,093
Payable to customers		320,750
Payable to broker-dealers		1,525,043
Accounts payable and accrued liabilities		511,832
Collateral due to Parent		27,308,170
Total liabilities		29,987,888
Commitments and contingencies (Note 7)		
Stockholder's equity		
Common stock - $.01 par value; authorized, issued and outstanding - 1,000 shares		10
Additional paid-in capital		2,505,973
Retained earnings		12,468,848
Total stockholder's equity		14,974,831
Total liabilities and stockholder's equity	$	44,962,719

See accompanying notes to financial statements.

1. Nature of operations

SEB Securities, Inc. (the "Company") is a wholly owned subsidiary of Skandinaviska Enskilda Banken AB (publ) ("SEB AB" or the "Parent"). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company's activities primarily include research, effecting securities transactions in securities listed on major European exchanges for U.S. institutional customers as well as financial advisory services in connection with trans-Atlantic mergers and acquisitions. Under an agreement with a foreign affiliate, the Company processes customers' securities transactions with an affiliate, which clears and settles the transactions on a receipt versus payment/delivery versus payment basis. The Company also executes and clears U.S. securities trades through an unaffiliated clearing broker on a fully disclosed basis.

2. Summary of significant accounting policies

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The financial statements were approved by management and include major subsequent events, as applicable through the date of issuance.

Cash and cash equivalents

The Company's cash at December 31, 2014 was held at two financial institutions. The Company considers all short-term investments with an initial maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2014.

Receivable from and Payable to Broker-Dealers

Receivable from and payable to broker-dealers consist primarily of failed-to-deliver/failed-to-receive transactions with an affiliate.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts using the average transaction date for the year. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Furniture, Equipment and Leasehold Improvements

The Company shares furniture, equipment and leasehold improvements with SEB NY (see Note 4). It also leases equipment from a third party vendor.

2. Summary of significant accounting policies (continued)

Commission Income

The Company earns commissions from customers' securities transactions. Commission income and related clearing costs are recorded on a trade date basis.

Underwriting Income

Underwriting income includes underwriting fees, which the Company earns for its participation with its affiliates in initial public offerings. Such revenues are recognized in the statement of operations, net of expenses, when the services related to the underlying transaction are completed under the terms of the agreement or contract.

Securities Finance Income

The Company earns securities finance income in accordance with a revenue sharing agreement based on its participation in securities lending transactions as part of a global trading book with several affiliated entities. Each transaction involves borrowing securities from one counterparty and lending to a second counterparty, which may be either an affiliate in the global book or a third party. As a result, revenues cannot be directly assigned to individual members of the global book. Revenues are therefore allocated to the Company and other members in the global book based on relative trader compensation of the member firms.

The firm also engages in conduit, or principal, securities borrowing and lending activities involving U.S. institutional counterparties whereby the Company borrows fully-paid U.S. securities from a U.S.-based institutional lender (in exchange for the provision of collateral to the lender) and, then, on-lends such securities to SEB AB (in exchange for the receipt of collateral from SEB AB, as borrower). The Company receives, as consideration for its conduit lending activities, a credit spread between its borrowing cost and its lending fee.

Capital Markets Income

The Company markets capital market products to U.S. investors. The buy and sell side of each trade are executed together to ensure the Company does not own or maintain an inventory, and revenue is recognized for the gain or loss on trading activity on a trade-date basis.

Interest Income

The Company earns interest income primarily on cash balances which is recognized on an accrual basis.

Short-term Incentive Compensation ("STI")

Short-term incentive compensation is expensed in the period granted. However at the discretion of the Company, a portion may be deferred over three years (see Note 5). As such, the Company's statement of financial condition includes the full effect of the STI awarded and liability for unpaid deferred amounts within 'accounts payable and accrued expenses'.

Other Income

Other income consists of research services provided by the Company to third parties. Research services are provided to various customers. Other income also includes referral fees from securities financing clients introduced to an affiliate. All other income are billed as services are provided and revenue is recognized as earned.

Long-term Incentive Compensation ("LTI")

Long-term incentive compensation cost is measured at the date of grant based on the fair value of the award and is recognized as expense on a straight-line basis over the period during which the employee is required to provide service in exchange for the award (the "vesting period") (see Note 5). The award will be settled through purchases of Parent stock in the open market. As such, the Company accrues a liability over the vesting period, which is included in 'accounts payable and accrued expenses' on the statement of financial condition. At the same time, the Parent has agreed to contribute capital to cover all payouts under the plans. Each period, the Company records a contribution and receivable from the Parent until payouts are made under the programs. The receivable is included in 'Due from Parent' on the statement of financial condition.

Income Taxes

The Company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2014. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to U.S. federal income tax examinations for years before 2012.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of a financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Liabilities subordinated to claims of general creditors

In June 2014, the Company entered into a subordinated revolving note agreement for a maximum $10 million with its Parent which matures in 2020. There were no draws on the subordinated revolving note agreement during 2014.

4. Related party transactions

Effective January 1, 1995, the Company entered into a Legal Accounting by Office agreement (the "Agreement") with the Parent, under which the Company agreed to reimburse the Parent for research, trading and business support costs ("Allocated Costs") provided by the Parent to the Company. In accordance with the Agreement, as amended in 2001, research costs are allocated to the Company based on the percentage of the Company's commission revenue to the Parent's total commission revenue, and trading and business support expenses are allocated to the Company based on the number of the Company's customer transactions to the number of the Parent's total customer transactions. Additionally, information technology costs are separately allocated based on the percentage of the Company's revenue to the Parent's total revenue.

The Company operates under service level agreements with a branch of the parent, Skandinaviska Enskilda Banken New York ("SEB NY"), under which the Company agreed to reimburse the branch for finance, accounting, information technology, operations and other support costs ("Allocated Costs") provided by SEB NY to the Company. SEB NY also sponsors the 401(k) plan in which the Company's employees participate.

The Company has a receivable of approximately $210,000 from an affiliate.

The Company shares office space with SEB NY (see Note 7), which includes sharing furniture and certain equipment. There were no amounts due at December 31, 2014 under the lease agreement.

5. Employee Compensation Programs

The Company's remuneration is based on three major components: base pay, variable pay and pension/benefits. Variable pay is all compensation that is not predetermined to any size or amount. Variable pay includes both short-term incentive ("STI") and long-term incentive ("LTI") programs.

Short Term Incentive Program ("STI")

Based on the performance of the Company, Parent and the individual, the Company may award Short Term Incentives to select staff. These are cash awards in accordance with applicable regulations and expensed at the time the award was granted. A portion of some awards will be deferred and evenly paid out over three years as long as the performance criteria are met. As of December 31, 2014 deferred STI was approximately $62,000 and approximately $260,000 of accrued STI are within the statement of financial condition.

5. Employee Compensation Programs (continued)

Long Term Incentive Program ("LTI")

Each year the Parent may offer one or more long-term equity-based incentive programs which have multi-year financial impact. The Parent manages each plan and makes all payouts under the plans. Company employees can be invited to participate in an LTI plan. As long as the employee meets plan criteria and remains employed by the Company, the financial impact is reported within the financials. The programs' key features and financial 2014 implication are as follows:

- <u>Share Savings Program (SSP)</u>
  - Offered to all staff
  - Participants may save a maximum of five percent of their gross base salary during a twelve month period. For the saved amount, SEB AB Class A shares are purchased at the current stock exchange rate four times a year. If the shares are retained by the employee for three years and the employee remains with the Company, the employee will receive one Class A share for each retained share.
  - The 2012 plan was the last plan offered.

- <u>Share Deferral Program (SDP)</u>
  - Offered to a small number of selected senior executives.
  - Participants are granted an individual number of Conditional Share Rights (CSR).
  - One Conditional Share Right shall correspond to the fair value of the volume weighted average price for one SEB Class A-share.
  - The programs are based on performance, have a vesting period of;
    - 50% of Conditional Share Rights have a vesting period of three years
    - 50% of Conditional Share Rights have a vesting period of five years.

To account for these plans the estimated total cost of each program is calculated and expensed evenly over the service period until payment is made to the employee. Periodically the estimated outstanding liability to these programs is recalculated based on current data. As of December 31, 2014, the total accrued expense to date is approximately $44,000 and is included in 'accrued compensation' on the statement of financial condition, with an offsetting receivable due from Parent on the statement of financial condition. The total of unsettled equity awards is approximately $91,000.

6. Income taxes

The Company files Federal, New York State and New York City income tax returns. The Company's effective Federal tax rate differs from the statutory rate primarily due to the effects of state and local taxes. The Company's deferred tax asset of approximately $2,463,000 is primarily attributable to net operating losses, as well as differences in the recognition of current period accrued bonuses for financial and tax reporting purposes. A valuation has been recorded against the entire deferred tax asset balance due to uncertainty of realizing the future tax benefit as of December 31, 2014.

6. Commitments and contingencies

Operating Leases

The Company leases its office space under an operating lease with SEB NY which commenced on December 13, 2013. Subsequent lease attachments have been for one-year extensions.

Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

8. Pension plans

The Company participates in a 401(k) plan and a defined contribution plan sponsored and administered by an affiliate. The 401(k) plan covers all eligible employees of the Company and the defined contribution plan covers all eligible United States employees.

9. Off-balance-sheet risk and concentration of credit risk

The Company acts as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through the Parent and affiliates. These trades are settled on a receive versus payment/delivery versus payment basis. The Company's commissions on foreign securities transactions are collected by the Parent and remitted to the Company monthly. In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions.

These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business.

Pursuant to a clearance agreement, the Company introduces majority of its U.S. dollar trades to a clearing broker on a fully-disclosed basis. All of the customers' cash balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivables from the clearing broker are pursuant to this clearance agreement and include a clearing deposit of $100,000.

The Company maintains its cash in financial institutions, which at times, exceed federally insured limits. Cash balances are insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

10. Net capital requirement

The Company, as a member of the FINRA, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Standard. Under this method, the Company's net capital, as defined, shall not be less than $250,000. At December 31, 2014, the Company had net capital of approximately $12,043,000 which exceeded the required minimum net capital by approximately $11,793,000.

11. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraphs (k)(2)(i) and (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".